

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2022

Hope Taitz
Chief Financial Officer
Aequi Acquisition Corp.
500 West Putnam Avenue, Suite 400
Greenwich, CT 06830

> **Re: Aequi Acquisition Corp.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed on March 25, 2022**
> **File No. 001-39715**

Dear Ms. Taitz:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction